Exhibit 12

STATEMENTS RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)

Sunoco, Inc. and Subsidiaries

(Millions of Dollars, Except Ratio)

	For the Nine Months Ended September 30
	2009	2008 (b)
Fixed Charges:
Consolidated interest cost and debt expense	$107	$83
Interest allocable to rental expense (c)	45	57

Total	$152	$140

Earnings:
Consolidated income (loss) from continuing operations before income tax expense (benefit)	$(548)	$927
Minority interest in net income of subsidiaries having no fixed charges	(15)	(13)
Proportionate share of income tax expense of 50 percent-owned-but-not-controlled investees	4	5
Equity income of less-than-50-percent-owned-but-not-controlled investees	(15)	(11)
Dividends received from less-than-50-percent-owned-but-not-controlled investees	8	11
Fixed charges	152	140
Interest capitalized	(34)	(26)
Amortization of previously capitalized interest	9	4

Total	$(439)	$1,037

Ratio of Earnings to Fixed Charges	N/A (d)	7.41

(a)	The consolidated financial statements of Sunoco, Inc. and subsidiaries contain the accounts of all entities that are controlled and variable interest entities for which the Company is the primary beneficiary. Corporate joint ventures and other investees over which the Company has the ability to exercise significant influence that are not consolidated are accounted for by the equity method.
(b)	As a result of the classification of Sunoco’s Tulsa refinery as a discontinued operation due to its sale on June 1, 2009 and the Company’s adoption of new accounting guidance concerning noncontrolling (minority) interests effective January 1, 2009, consolidated income statement information for the nine months ended September 30, 2008 in the table above has been restated to give effect to these changes.
(c)	Represents one-third of total operating lease rental expense which is that portion deemed to be interest.
(d)	Earnings were inadequate to cover fixed charges by $591 million.